Michael G. Homan
Vice President
Corporate Accounting

The Procter & Gamble Company
1 Procter & Gamble Plaza
Cincinnati, OH  45202
(513) 983-6666 phone
(513) 945-2177 e-fax
(513) 602-7240 mobile
homan.mg@pg.com
www.pg.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: W. John Cash                                                                                                                              January 13, 2016
Branch Chief
Office of Manufacturing and Construction

Re:     The Procter & Gamble Company
Form 10-K for the Fiscal Year Ended June 30, 2015
Filed August 7, 2015
            Response Letter Dated November 11, 2015
File No. 1-434

Dear Mr. Cash,

This letter responds to the comments on The Procter & Gamble Company (the "Company" or "P&G") Form 10-K provided by the staff ("Staff") of the Securities and Exchange Commission (the "Commission") in your letter dated December 30, 2015.  We have repeated your comments below in italics and have included our responses to each.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Venezuela Impacts, page 29

1.	Please confirm to us that you will disclose to the extent material:

a)	Developments related to your reasons for deconsolidating your Venezuelan subsidiaries (e.g., developments in your ability to conduct successful exchanges of bolivars into U.S. dollars); and

b)	Nature and amount of transactions between you and your Venezuelan subsidiaries, including any resulting demands, commitments, or uncertainties, and how they are reflected in your financial statements.
Response
To the extent material, we confirm that we will disclose a) developments relative to the rationale for deconsolidating our Venezuelan subsidiaries and b) the nature and amount of transactions with our Venezuelan subsidiaries.

2.
We note you deconsolidated your Venezuelan subsidiaries, of which you own the equity.  Accordingly, it appears that the Venezuelan subsidiaries may be VIEs.  Please provide the footnote disclosures required by ASC 810-10-50 for nonprimary beneficiary holders of variable interests, or explain to us why the disclosures are not required.

Response
We agree that the Venezuela subsidiaries qualify as VIEs.  However, we assessed the disclosure requirements under ASC 810-10-50 and concluded that there are no material amounts to disclose.  As discussed in our response dated November 11, 2015, after the charge related to the deconsolidation of our Venezuelan subsidiaries, the remaining carrying amount of the assets and liabilities of our Venezuelan subsidiaries was zero as of both June 30 and September 30, 2015.  Further, because we are accounting for future operations under a cost or cash basis of accounting (under which we record cost of sales at the time of import to Venezuela and sales only when we receive cash from Venezuela), we do not anticipate generating any material net assets related to Venezuela. In addition, we had no material financial commitments to the Venezuela subsidiaries, including liquidity arrangements, guarantees or other commitments or any other exposure to loss from the Venezuela subsidiaries.  Any material financial commitments in future periods will be disclosed pursuant to the requirements under ASC 810-10-50.

*********************************************************

In connection with the foregoing response to the Staff's comments, the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;
•	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff has any further questions or comments concerning the Company's responses, please contact me at (513) 983-6666.

Sincerely,

Mick Homan
Vice President, Finance & Accounting - Corporate Accounting

cc: Susan Whaley
      Associate General Counsel & Assistant Secretary